Exhibit 99.1

IAMGOLD partners with EREN Renewable Energy and AEMP to develop solar power capacity for Essakane mine

TSX: IMG   NYSE: IAG

TORONTO, March 6, 2017 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced the signature of a power purchase agreement among IAMGOLD Essakane SA, EREN Renewable Energy SA, AREN ENERGY (PTY) Ltd. and Essakane Solar SAS to begin the development of a 15 MWp solar power plant in 2017 for the Company's Essakane mine in Burkina Faso. The  agreement is for an initial period of up to 15 years.  The mine is located about 330 kilometers northeast of the Burkinabe capital city, Ouagadougou. Jointly owned by IAMGOLD Corporation (90%) and the Government of Burkina Faso (10%), IAMGOLD Essakane SA, which owns and operates the Essakane mine, produces over 400,000 ounces of gold per year. Essakane Solar SAS, a local entity created by the project developers, will operate the solar power plant that sells the energy to the Essakane mine.

"Hybrid power systems enable energy intensive industries, such as mines, to reduce fuel consumption, decrease energy costs, protect against fuel price volatility, as well as improve their social and environmental footprint by cutting greenhouse gas emissions and boosting local employment," commented President and CEO of IAMGOLD Steve Letwin. "This 15 MWp solar project may only be the beginning for our Essakane mine, but IAMGOLD is already well on its way to increase the proportion of renewables to 15% of its total energy needs within three to five years.  Switching power generation to renewables has been on IAMGOLD's agenda for several years as evidenced by the 5MW solar power plant that was installed in 2014 at the Company's Rosebel Gold Mine in Suriname."

With the transition to processing harder ore, energy consumption at the Essakane mine has increased from about 14 GWh/month in 2013 to 26 GWh/month in 2015. In light of this, IAMGOLD Essakane SA decided to partner with African Energy Management Platform (AEMP) and global renewable energy independent power producer EREN Renewable Energy SA, to construct solar capacity to complement the existing 57MW heavy fuel oil ("HFO") power plant. In the project's first phase, 15 MWp of solar capacity would be built and the hybridization of IAMGOLD Essakane SA's HFO power plant will allow savings of approximately six million liters of fuel and a reduction of 18,500 tonnes of CO2 per year. The project will also bring the creation of 40 new jobs.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
All information included in this news release that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release include, without limitation, statements with respect to: the Company's guidance for production, capital expenditures, cost management initiatives, costs of production, permitting timelines, requirements for additional capital, government regulation of mining operations and environmental risks.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the use of the words "may", "will", "could", "would" or "intend" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold or certain other commodities (such as diesel and electricity); mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. Risks and unknowns inherent in all projects include the capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in the price of gold, costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company's estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

SOURCE IAMGOLD Corporation

To view the original version on PR Newswire, visit: http://www.newswire.ca/en/releases/archive/March2017/06/c1920.html

%CIK: 0001203464

For further information: Bob Tait, VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743, Mobile: (647) 403-5520; Laura Young, Director Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952, Mobile: (416) 670-3815; Shae Frosst, Investor Relations Associate, IAMGOLD Corporation, Tel: (416) 933-4738, Mobile: (647) 967-9942; Toll-free: 1-888-464-9999, info@iamgold.com

CO: IAMGOLD Corporation

CNW 08:41e 06-MAR-17